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                                                                    EXHIBIT  I-1

                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.                   /                      , 1999

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                                   )
In the Matter of                   )
                                   )
Sierra Pacific Resources           )
6100  Neil Road                    )
Reno, Nevada, 89511                )
                                   )
Nevada Power Company               )
6226 West Sahara Avenue            )
Las Vegas, Nevada 89146            )
                                   )
(70-                  )            )
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          Sierra Pacific Resources ("Sierra Pacific"), an intrastate holding company exempt from registration requirements of the Public Utility Holding Company Act of 1935 (the "Act") under section 3(a)(1) of the Act, and Nevada Power Company ("Nevada Power") (collectively, "Applicants") have filed an application-declaration on Form U-1 under Sections 9(a)(2) and 10 of the Act. The Applicants request approval of a merger between Sierra Pacific and Nevada Power, with Nevada Power to become a wholly-owned subsidiary of Sierra Pacific (the "Transaction"). The Applicants also request an order under Section 3(a)(1) of the Act declaring Sierra Pacific exempt from all provisions of the Act except
Section 9(a)(2) following consummation of the Transaction.

          The Transaction will be governed by the terms of an Agreement and Plan of Merger dated as of April 29, 1998 (the "Merger Agreement"), by and among Nevada Power, Sierra Pacific, Desert Merger Sub, Inc. ("Desert Merger Sub"), and Lake Merger Sub, Inc. ("Lake Merger Sub"). Sierra Pacific will create two wholly-owned, special purpose subsidiary corporations named Desert Merger
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Sub and Lake Merger Sub, both to be Nevada corporations. Under the terms of the
Merger Agreement, first, Lake Merger Sub will be merged into Sierra Pacific, with Sierra Pacific as the surviving corporation. Immediately thereafter, Nevada Power will be merged into Desert Merger Sub. Desert Merger Sub, which will be the surviving corporation, will then immediately change its name to Nevada Power Company. It is through this second step that Nevada Power will become a subsidiary of Sierra Pacific.

          Nevada Power is an electric utility company under the Act. Sierra Pacific owns all of the common stock of Sierra Pacific Power Company ("SPPC"), which also is an electric and gas utility company under the Act. The Transaction will not impact SPPC's structure; SPPC will continue to be a wholly-owned subsidiary of Sierra Pacific, and will become a sister company to Nevada Power. The Application states that the Transaction is designed to create a merged company that will be able to participate more effectively in the increasingly competitive energy marketplace.

          Sierra Pacific is a public utility holding company incorporated in the State of Nevada, which is exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act and by order of the Commission. Sierra Pacific is headquartered in Reno, Nevada, with operating subsidiaries primarily engaged in the energy and utility businesses. SPPC, the principal subsidiary of Sierra Pacific, is a public utility incorporated in the State of Nevada. SPPC provides electric service to approximately 287,000 retail customers in northern Nevada and northeastern California. SPPC also sells electric power at wholesale. In the Reno/Sparks area of Nevada, SPPC distributes natural gas at retail to approximately 101,000 customers and provides water service to about 65,000 customers. During 1997, 92% of SPPC's revenues were from retail sales of electricity, natural gas and water in Nevada, 6% from retail sales of electricity in California and 2% from wholesale sales of electricity in Nevada and California. SPPC's 1997 operating revenues, which totaled $657.5 million, were comprised of its electric business ($540 million, or 82%), natural gas business ($70.7 million, or 11%) and water business ($46.5 million, or 7%). As of December 31, 1997, SPPC's net utility plant in service was $ 1.4 billion.

          Sierra Pacific is engaged in non-utility businesses, as well as certain other utility businesses that are not jurisdictional under the Act, through a number of other subsidiaries, including investment in a natural gas pipeline to serve an expanding gas market in Reno, northern Nevada and

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northeastern California, providing energy-related products and services both inside and outside SPPC's service territory, managing non-utility property in Nevada and California, and developing a customer information system for the energy industry. For the year ended December 31, 1997, Sierra Pacific's operating revenues on a consolidated basis were approximately $663 million, of which $6 million are attributable to non-utility activities. Consolidated assets of Sierra Pacific and its subsidiaries at December 31, 1997, were approximately $1.9 billion, of which approximately $1.4 billion consisted of net utility plant and equipment.

          Nevada Power is a public utility, incorporated in the State of Nevada, that provides retail electric service predominantly to the more than 1.3 million residents of Clark County, Nevada, with limited service provided to the Federal Department of Energy (U.S. Government Test Site) in Nye County, Nevada. Nevada Power also sells electric power at wholesale. For the year ended December 31, 1997, Nevada Power's utility operating revenues on a consolidated basis were approximately $799 million. Consolidated assets of Nevada Power and its subsidiaries at December 31, 1997, were approximately $2.3 billion, of which approximately $1.7 billion consisted of net electric plant and equipment. Nevada Power does not have any material revenue generating subsidiaries.

          The Merger Agreement provides for a two-step merger in which Nevada Power will become a subsidiary of Sierra Pacific. The purpose of this two-step process is to allow Nevada Power to become a first-tier subsidiary of Sierra Pacific without generating any adverse tax consequences for any of the parties. At the conclusion of the process, current Sierra Pacific and Nevada Power shareholders will become Sierra Pacific shareholders. In the first step, Lake Merger Sub will merge with and into Sierra Pacific, with Sierra Pacific continuing as the surviving corporation. This step is necessary because, as discussed below, each share of pre-merger Sierra Pacific common stock may be exchanged for $37.55 in cash or 1.44 shares of Sierra Pacific common stock. The exchange of pre-merger stock for cash or stock occurs as a result and at the time of this first merger. The second step of the process commences immediately after this first step. Nevada Power will merge with and into Desert Merger Sub. Desert Merger Sub, which will be the surviving corporation, will then immediately change its name to Nevada Power Company. It is through this second step that Nevada Power will become a subsidiary of Sierra Pacific.

          Under the Merger Agreement, each share of Sierra Pacific and Nevada Power Common Stock will be converted into the right to receive cash and/or

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Sierra Pacific Common Stock. Each owner of Sierra Pacific Common Stock prior to the first merger will be entitled to receive either 1.44 shares of Sierra Pacific Common Stock or $37.55 in cash in exchange for each share of Sierra Pacific Common Stock that it owns. Each owner of Nevada Power Common Stock prior to the second merger will be entitled to receive either 1 share of Sierra Pacific Common Stock or $26.00 in cash in exchange for each share of Nevada Power stock that it owns. The cash consideration for Sierra Pacific and Nevada Power stock represents a 5% premium per share of Sierra Pacific Common Stock or Nevada Power Common Stock, respectively based on the 10-day average share price of each company's stock prior to the Boards' approval of the Merger Agreement on April 29, 1998. The total amount of cash to be paid to shareholders of pre-merger Sierra Pacific Common Stock in the first merger is $151.6 million, and the total amount to be paid to shareholders of Nevada Power Common Stock in the second merger is $304.6 million. The Merger Agreement provides for contingencies should shareholders elect to convert more or less than this amount of their shares to cash. The Merger Agreement also provides for special treatment of shareholders of less than 100 shares. Sierra Pacific will finance the approximately $460 million necessary to fund the cash consideration provided for under the Merger Agreement. The exact sources and precise methods of financing this amount have not yet been determined. The Merger Agreement provides that all outstanding shares of Nevada Power preferred stock will be redeemed or otherwise retired prior to the consummation of the Transaction. At any time upon 30 days notice to the holders of the Nevada Power preferred stock, such stock is redeemable at a price of $21.00 per share for the 5.20% and 5.40% series and at $20.25 per share for the 4.70% series. Nevada Power has not determined precisely when or how it will retire the Nevada Power preferred stock.

          The Transaction is subject to certain closing conditions, including governmental authorizations, consents, orders or approvals. The Nevada Power Board of Directors and the Sierra Pacific Board of Directors approved the Transaction on April 29, 1998. A majority of both the Nevada Power and Sierra Pacific common shareholders voted in favor of the Transaction in separate meetings held on October 9, 1998. A registration statement on Form S-4, which includes a Prospectus was filed with the Commission on September 4, 1998. The Transaction is conditioned, among other things, upon approval by the Securities and Exchange Commission, the Public Utilities Commission of Nevada and the Federal Energy Regulatory Commission, and on the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements

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Act of 1976 (as amended) ("HSR Act"). The Applicants expect to make the HSR Act filing in the first quarter of 1999.

          The Applicants state that the Transaction will tend towards the economical and efficient development of an integrated public-utility system and that state laws have been complied with. Further, the Applicants state that the Transaction will not result in an undue concentration of control or other harm to the public interest or to the interests of investors or consumers. Accordingly, the Applicants submit that the Transaction meets all requirements of Section 10.

          The Applicants also state that following the Transaction, the Sierra Pacific holding company system will meet the statutory requirements of the 3(a)(1) exemption because it and each of its public utility subsidiaries from which it derives a material part of its income will be predominantly intrastate in character and will carry on their utility businesses substantially within the State of Nevada.

          The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by March 19, 1999, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the Applicants at the addresses specified above. Proof of service (by affidavit or, in the case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After March 19, 1999, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

          For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                        Jonathan G. Katz
                                        Secretary

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